UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                          OSI Restaurant Partners, Inc.
    ------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
    ------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    67104A101
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
    ------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 2, 2006
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 67104A101               SCHEDULE 13D                 PAGE 2 OF 8 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      PIRATE CAPITAL LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
-----------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 -0-
                        --------------------------------------------------------
 NUMBER OF                 8     SHARED VOTING POWER
  SHARES
BENEFICIALLY                     3,937,300
  OWNED BY              --------------------------------------------------------
    EACH                   9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      -0-
                        --------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 3,937,300
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,937,300 (including options to purchase up to 1,750,000 shares of Common Stock)

--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP NO. 67104A101               SCHEDULE 13D                 PAGE 3 OF 8 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      THOMAS R. HUDSON JR.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 -0-
                        --------------------------------------------------------
 NUMBER OF                 8     SHARED VOTING POWER
  SHARES
BENEFICIALLY                     3,937,300
  OWNED BY              --------------------------------------------------------
    EACH                   9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      -0-
                        --------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 3,937,300
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,937,300 (including options to purchase up to 1,750,000 shares of Common Stock)
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP NO. 67104A101               SCHEDULE 13D                 PAGE 4 OF 8 PAGES
-------------------                                            -----------------

ITEM 1. SECURITY AND ISSUER

      This Schedule 13D relates to the shares of common stock, par value $.01 per share (the "Shares"), of OSI Restaurant Partners, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 2202 North West Shore Boulevard, Suite 500, Tampa, Florida 33607.

ITEM 2. IDENTITY AND BACKGROUND

      (a) This statement is filed by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (the "Reporting Persons"). Each of the Reporting Persons is deemed to be the beneficial owner of the Shares held by Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD (together, the "Holders"). The Reporting Persons disclaim that they and/or the Holders are members of a group as defined in Regulation 13D-G.

      (b) The principal business address of the Reporting Persons is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854.

      (c) The principal business of Pirate Capital is providing investment management services to investment partnerships and other entities. The principal occupation or employment of Thomas R. Hudson Jr. is serving as the sole owner and Managing Member of Pirate Capital.

      (d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Thomas R. Hudson Jr. is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Shares were derived from available capital of the Holders. A total of approximately $92,893,280 was paid to acquire the Shares reported herein (excluding amounts paid to acquire options on Shares).

-------------------                                            -----------------
CUSIP NO. 67104A101               SCHEDULE 13D                 PAGE 5 OF 8 PAGES
-------------------                                            -----------------

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons originally acquired Shares of the Issuer for investment in the ordinary course of business because they believed that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

On June 2, 2006, Pirate Capital sent a letter to the Issuer (the "Letter"), urging the board of directors to undertake measures to enhance long-term shareholder value, as described therein. A copy of the Letter is attached hereto as Exhibit B and incorporated herein by reference.

Except as set forth herein or as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs
(a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) The Reporting Persons beneficially own 3,937,300 Shares (including options to purchase up to 1,750,000 Shares), constituting approximately 5.3% of the Shares outstanding, based upon 74,906,513 Shares stated to be outstanding in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

      (b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 168,900 Shares held by Jolly Roger Fund LP. By virtue of agreements with Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD, Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 2,018,400 Shares held by Jolly Roger Offshore Fund LTD, and to dispose or direct the disposition of the options held by Jolly Roger Activist Portfolio Company LTD. By virtue of his position as sole Managing Member of Pirate Capital, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital has voting power or dispositive power. Accordingly, Pirate Capital and Thomas R. Hudson Jr. are deemed to have shared voting and shared dispositive power with respect to an aggregate of 3,937,300 Shares.

      (c) The following transactions in the Shares were effected by the Reporting Persons during the past 60 days, each of which was effected in open market transactions.

Jolly Roger Activist Portfolio Company LTD

Trade Date                 Shares Purchased (Sold)        Price per Share ($)
----------                 -----------------------        -------------------
 5/03/2006                  (200,000)                     42.03
 5/11/2006                  (441,700)                     40.35(1)

Jolly Roger Offshore Fund LTD

Trade Date                  Shares Purchased (Sold)       Price per Share ($)
----------                  -----------------------       -------------------
 4/11/2006                         25,000                 39.69
 4/18/2006                         1,500                  39.20
 4/21/2006                         1,000                  40.00
 5/03/2006                         200,000                42.03
 5/11/2006                         441,700                40.35(1)
 6/01/2006                         5,000                  40.00(2)

(1) Represents internal allocation among Holders.
(2) Represents option exercise not in open market.

-------------------                                            -----------------
CUSIP NO. 67104A101               SCHEDULE 13D                 PAGE 6 OF 8 PAGES
-------------------                                            -----------------

      (d) No person other than the Reporting Persons and the Holders is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As set forth below, Jolly Roger Offshore Fund LTD sold the following put options on the open market:

Date of Sale      Shares         Exercise Price   Expiration Date    Sale Price
                  Underlying     per Share ($)                       per Option
                  Options                                            ($)
--------------------------------------------------------------------------------
4/24/2006         18,000         40.00            6/17/2006          1.05
4/27/2006         5,000          40.00            6/17/2006          .75
5/05/2006         29,900         40.00            6/17/2006          1.25

As set forth below, Jolly Roger Offshore Fund LTD purchased the following call options on the open market:

Date of Sale     Shares       Exercise Price   Expiration Date    Purchase Price
                 Underlying   per Share ($)                       per Option
                 Options                                          ($)
--------------------------------------------------------------------------------
4/18/2006        1,000          40.00               4/22/06           .50

As set forth below, Jolly Roger Activist Portfolio Company LTD sold the following call option on the open market:

Date of Sale     Shares        Exercise Price   Expiration Date   Purchase Price
                 Underlying    per Share ($)                      per Option
                 Options                                          ($)
--------------------------------------------------------------------------------
6/02/2006        1,650,000     45.00                8/19/06          .10

As set forth below, Jolly Roger Activist Portfolio Company LTD purchased the following call options on the open market:

Date of Sale    Shares         Exercise Price   Expiration Date   Purchase Price
                Underlying     per Share ($)                      per Option
                Options                                           ($)
--------------------------------------------------------------------------------
6/02/2006       1,650,000       40.00               8/19/06           .90
6/05/2006       100,000         35.00               6/17/06          1.77


Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      See Exhibit Index hereto.

-------------------                                            -----------------
CUSIP NO. 67104A101               SCHEDULE 13D                 PAGE 7 OF 8 PAGES
-------------------                                            -----------------

                                   SIGNATURES

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2006

                                    PIRATE CAPITAL LLC


                                    By: /s/ Thomas R. Hudson Jr.
                                        -------------------------------
                                        Name: Thomas R. Hudson Jr.
                                        Title: Managing Member


                                        /s/ Thomas R. Hudson Jr.
                                        -------------------------------
                                        Thomas R. Hudson Jr.

-------------------                                            -----------------
CUSIP NO. 67104A101               SCHEDULE 13D                 PAGE 8 OF 8 PAGES
-------------------                                            -----------------

                                  EXHIBIT INDEX

1. Exhibit A - Joint Acquisition Statement, dated June 5, 2006 2. Exhibit B - Letter from Pirate Capital to Issuer, dated June 5, 2006 3. Exhibit C - Letter from Issuer to Pirate Capital, dated May 23, 2006

-------------------
CUSIP NO. 67104A101               SCHEDULE 13D
-------------------

                                    EXHIBIT A

                           JOINT ACQUISITION STATEMENT

                            PURSUANT TO RULE 13d-1(k)

      The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned, and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: June 5, 2006

                                    PIRATE CAPITAL LLC


                                    By: /s/ Thomas R. Hudson Jr.
                                        -------------------------------
                                        Name: Thomas R. Hudson Jr.
                                        Title: Managing Member


                                        /s/ Thomas R. Hudson Jr.
                                        -------------------------------
                                        Thomas R. Hudson Jr.

-------------------
CUSIP NO. 67104A101               SCHEDULE 13D
-------------------


                                    EXHIBIT B





June 5, 2006



VIA FACSIMILE (813.286.2247) & OVERNIGHT COURIER

Mr. Chris T. Sullivan
Chairman
OSI Restaurant Partners, Inc.
2202 North West Shore Boulevard
Suite 500
Tampa, Florida 33607


Dear Mr. Sullivan:

      Pirate Capital LLC, as the investment advisor to Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD, is the beneficial owner of 5.3% of the common stock of OSI Restaurant Partners, Inc. ("OSI" or the "Company"). We are long-term investors, having invested in OSI because we believe the market price of OSI shares fails to reflect the value embedded in the Carrabba's, Bonefish Grill and Fleming's concepts (the "Growth Concepts"), the potential for margin recovery at the core Outback concept and the significant value in the Company's real estate portfolio. We are writing this letter to encourage your board to take immediate steps to unlock long-term shareholder value by (1) conducting a spin-off of the Growth Concepts and (2) ceasing new unit growth at domestic Outback and other fledgling concepts unless and until relevant unit-level economics and a broader return to prosperity at domestic Outback justify further development.

      Given our concern that a renewed focus on generating shareholder returns might be stifled by your de facto control of the board of the Company you co-founded, we have made numerous attempts to set up a meeting with you to discuss our concerns. You have denied our requests, leaving us no choice but to present our views in a public forum.

      We feel compelled to voice our concerns now because we have become increasingly frustrated with your misallocation of capital and inability to manage the Company's assets in a return-focused manner. Our initial meeting and subsequent conversations with Messrs. Allen and Montgomery provided us a glimmer of hope that the "new" OSI would regain its luster as a first-class casual dining operator, and eschew its legacy as an aimless brand aggregator, attained under your direction in recent years.

      We view favorably OSI's previously announced decision to consider strategic alternatives ("Shareholder Value Initiatives"), including the separation of individual or multiple concepts, taking on additional financial leverage, share repurchases and the monetization of real estate assets. We take issue, however, with the pace at which your analysis is moving. Of even greater concern to us is our fear that senior management is burdened with conducting this review, serving as a significant distraction to what we believe should be their primary goal - namely, turning around the operations of the core Outback brand.

A GREATER SENSE OF URGENCY TO DRIVE SHAREHOLDER RETURNS

      Your first quarter conference call included a promise to "thoughtfully review" the Shareholder Value Initiatives over the balance of 2006. Mr. Allen has stated publicly to the investment community that "[i]f you came here to watch us sprint you're in the wrong room. We're running a marathon....We're interested in great long-term investors, people that want to run this marathon with us."(1) In this context and for the foregoing reasons, we highlight our view that the trailing four fiscal years at OSI may best be characterized as a disaster from a shareholder returns perspective:

      1. The Company has incurred approximately $1 billion in capital expenditures, of which we estimate $800 million to be "growth" CapEx;

------------------
(1) Source: Transcript of Outback Steakhouse Analyst Meeting of February 17,
2006.

      2. Revenue has grown at a CAGR of 14% from $2.1 billion to $3.6 billion, while net income has grown at a CAGR of less than 5%;

      3. The Company has lost approximately 300 basis points of operating margin, which we estimate to be primarily attributable to continuing weakness at domestic Outback units(2); and

      4. OSI stock has declined 5%, compared with a 40% increase in the Dow Jones U.S. Restaurant and Bars Index ("DJUSRU"), in the four -year period ending June 2, 2006;

It is this history of significant underperformance that we feel should instill a sense of urgency among your board toward delivering improved shareholder returns. If we assume the "marathon" referred to above began back in June 2002 with OSI shares trading at $39/share (v. today's price of $37), we are confident that the vast majority of your shareholder base would favor an acceleration of the marathoner's pace closer toward something approximating a sprint.

ESTABLISHMENT OF A SPECIAL COMMITTEE AND RETENTION OF AN INVESTMENT BANK TO ASSESS STRATEGIC ALTERNATIVES

      To the extent you have not already done so, we urge you to immediately establish a special committee of the board of directors to assess, with the help of a reputable investment banking firm, the "Shareholder Value Initiatives." In the Company's May 23, 2006 letter to Pirate Capital(3) responding to our request for a more detailed update on the status of the Shareholder Value Initiatives, Mr. Montgomery stated that "[u]ntil we complete our analysis, we cannot determine the recommendation that we will make to our Board of Directors." Pirate Capital is appalled at the suggestion that you deem it appropriate for senior management to be charged with this review process over the balance of calendar 2006.

      Our understanding was that Messrs. Allen and Montgomery were brought in last year to revitalize OSI as a portfolio brand management company focused on the efficient deployment of capital, while preserving the stature of core Outback as a leader in the casual dining space. Especially in light of disappointing recent sales figures and traffic trends, we feel strongly that senior management should be focusing their time primarily on operational improvements. Determining the strategic direction of the Company is a task for your board, with input of senior management as decisions take shape. Moreover, we are concerned that your senior management team may lack the independence necessary to appropriately assess whether adopting some or all of the Shareholder Value Initiatives is in the best interests of all shareholders. We view your apparent willingness to charge senior management with basic "blocking and tackling" duties on the strategic initiatives front to the potential detriment of a focus on core brand operational improvements as both reckless and disingenuous.


------------------
(2) Unlike certain other casual dining operators with multiple concepts, OSI does not break out profitability on a concept-by-concept basis.

(3) A copy of the Company's letter to Pirate Capital is attached as an Exhibit to Schedule 13D.

SPIN-OFF CARRABBA'S, BONEFISH GRILL AND FLEMING'S

      The argument for creating value through the sale or spin-off of one or more "growth" concepts is well established. We view the spin-off of the above-referenced Growth Concepts into a separate, publicly-traded entity as the most effective way of creating long-term shareholder value. In conjunction with the spin-off and depending upon the amount of capital raised, we would encourage the Company to take on an appropriate amount of leverage to fund the repurchase of at least 15% of OSI shares outstanding.

      Our analysis assumes an expected contribution by the Growth Brands of $185 million, or 42%, of OSI's 2007E EBITDA of $440 million. We conservatively value the Growth Brands at $25 per OSI share, or 10.2x 2007E EBITDA. Valuing domestic Outback at 7.5x a severely depressed 2007E EBITDA level of $200 million yields another $20 per share, while our valuation of International Outback at 8x our 2007E EBITDA of $53 million results in another $6 per share. Ascribing no value to Cheeseburger in Paradise, Lee Roy Selmon's or Blue Coral, we conservatively value OSI's equity at $50/share, with each incremental 100 bps of margin recovery at the core domestic Outback concept adding an additional $3 per share of value.

      Beyond creating long-term shareholder value, such a sale or spin-off would bring other long-term strategic benefits. We would expect a sale or spin-off of the Growth Brands to boost managerial accountability, resource allocation and overall concept-level focus at both companies. Further, the public-listing of the Growth Brands would more closely align management and restaurant partners' compensation to the performance of their respective restaurant concepts. Allowing investors the choice of investing in either a growth company through the newly-issued shares, or a value/turnaround story through ownership of the "stub" Outback, should increase the likelihood that the individual pieces will be rewarded full market multiples by appealing to more traditional investor constituencies.

CEASE NEW UNIT GROWTH AT DOMESTIC OUTBACK AND OTHER FLEDGLING CONCEPTS

      At great expense to OSI shareholders, the Company has become an undisciplined restaurant concept collector. We believe this lack of focus on returns has caused restaurant-level margins to deteriorate to an industry-low of approximately 11%, or an estimated 300 basis points below the casual dining sector average,(4) while return on incremental invested capital has been abysmal. We associate OSI's perception of itself as a "portfolio brand management company" with a heightened level of execution risk, necessitating a fiercely disciplined approach to capital allocation across portfolio concepts.



------------------
(4) Based on our estimated fiscal 2006 restaurant level margins at Brinker International, Darden Restaurants, Rare Hospitality, Applebee's, Cheesecake Factory and PF Chang's.

      The Company has stated publicly its intention to allocate capital toward concepts with the potential to grow revenues to $1 billion and $500 million, respectively, for casual and upscale casual concepts. While we view the sale of the Paul Lee's concept in January as a step in the right direction, we are troubled by the fact that OSI is quietly building Blue Coral (a new upscale seafood concept), continuing the build-out of the unprofitable Cheeseburger in Paradise concept, and continuing to grow domestic Outback units in the face of declining customer counts and key operating metrics.

      Our view is that long-term shareholder value will be maximized by ceasing new unit development at domestic Outback and other "non-core" concepts until the turnaround at domestic Outback gains considerable traction.

* * * * * * * * * * *

      We believe that you and your board have lost credibility among both investors and Wall Street research firms, with the market now heavily discounting your strategic vision and ability to generate an equity-like return on invested capital. We challenge you to prove both constituencies wrong.

      Our comfort level in owning OSI shares therefore rests largely in our conviction that one of the following two eventualities will occur: either the existing board of directors will take immediate steps to unlock shareholder value by instituting the measures outlined above; or the 2007 proxy season will include several new director nominees providing your frustrated shareholder base the ability to inject into the boardroom fresh perspective and a return-focused approach toward maximizing long-term shareholder value through the efficient allocation of capital.

      Pirate Capital, as one of your largest shareholders, reiterates its request for a meeting with your board to discuss our views in greater detail.

Sincerely,


/s/ Matt Goldfarb
Matt Goldfarb
Senior Investment Analyst

-------------------
CUSIP NO. 67104A101               SCHEDULE 13D
-------------------


                                    EXHIBIT C


OSI RESTAURANT PARTNERS, INC.


May 23, 2006


Mr. Matthew Goldfarb
Investment Analyst
Pirate Capital LLC
200 Connecticut Avenue, 4th Floor
Norwalk, Connecticut  06854

Matt:

We appreciate your continued interest in OSI Restaurant Partners, Inc. I have responded below to two specific questions you raised during our recent phone conversation. While we appreciate your desire for additional information through public disclosure and/or meetings with the Chairman of the Board, I am sure you recognize it is necessary to balance shareholder demands with both the need for senior management to stay focused operating the business and pursuing the shareholder value initiative as well as not prematurely publicly disclosing competitively sensitive information or strategies that could be damaging to the Company and its shareholders. In addition, exceptions to our current disclosure policies and procedures require careful consideration in regard to Regulation FD. One way to resolve the Regulation FD issue would be to enter into a customary form of confidentiality agreement, which would be something we would consider if you believed it to be desirable.


1. Pirate Capital has requested a more detailed update on the status of the shareholder value project that OSI Restaurant Partners communicated as part of our first quarter earnings call

As Bill Allen commented on our first quarter 2006 earnings call, one of our top priorities is to improve shareholder returns. As part of this effort, during 2006 we will develop a multi-year plan to drive shareholder value, following a complete assessment of all options available to us. As we have previously disclosed, the strategic options we are considering include, but are not limited to, separation or monetization of individual or multiple concepts, further leveraging the company, share repurchases and the monetization of real estate assets. We anticipate that the review and implementation of these options may require much of the remainder of 2006, although we are moving expeditiously in this regard. Until we complete our analysis, we cannot determine the recommendation that we will make to our Board of Directors.

We assure you that this shareholder value initiative is being undertaken with a sense of urgency and with a significant amount of dedicated resources that we believe to be appropriate for the task. However, the scope and complexity of this initiative require us to thoughtfully complete our detailed analysis and recommendation. Our Board of Directors fully supports management's effort and we are working closely with them to evaluate the options as we continue our detailed analysis. Should you have any specific views that you would like our management and Board of Directors to consider as part of this initiative, we would encourage that you share it with us as soon as you are able.

To the extent that it will not be harmful to the implementation of our efforts, we will continue to update our shareholders on the status of this initiative at our quarterly earnings calls and we will schedule separate communications if needed to update the investment community on any specific developments requiring disclosure that occur between those calls.

Based on the sensitivity of our analysis and the broad range of strategic options we are considering as part of our initiative, it would be premature to discuss further details at this time publicly. If your firm is interested in additional details regarding the initiative, the appropriate manner in which we could provide such information would require a mutually agreeable confidentiality agreement in customary form, as suggested above.

2. Pirate Capital is requesting a private meeting with Chris Sullivan, Chairman of the OSI Board of Directors

We afford all investors the opportunity to ask questions of our entire Board of Directors, including Chris, at our Annual Shareholders Meeting that occurs in April of each year.

Bill Allen and I make ourselves available on a frequent basis to answer questions on current year performance and long range strategy. In addition, we provide regular updates on investment community questions and feedback to our Board of Directors at Board meetings.

Please let me know if you have any additional questions regarding your requests or otherwise.

Regards,

/s/ Dirk Montgomery
Dirk Montgomery
Chief Financial Officer
OSI Restaurant Partners, Inc.

Copy: Chris Sullivan
Bill Allen


2202 N. WEST SHORE BLVD. |_|5TH FLOOR |_|TAMPA, FL 33607-5747 |_|PHONE (813) 282-1225 |_|FAX (813) 282-1209